Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier

Maier & Company, Inc.

(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2020 THIRD QUARTER

AND NINE-MONTH RESULTS

HONG KONG — February 18, 2020 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal third quarter and nine months ended December 31, 2019 -- reflecting increased sales and profitability.

Net sales for the fiscal 2020 third quarter increased 22 percent to $3.6 million from $2.9 million a year ago. For the same period, net income increased sharply to $318,000, or $0.08 per share, from a loss of $305,000, or $0.08 per share, in the same quarter a year earlier.

For the nine months, net sales were $9.6 million compared with $10.5 million a year ago. For the same period, the company reported net income of $123,000, or $0.03 per diluted share, compared with a net loss of $444,000, or $0.12 per share, a year earlier.

“Results for the quarter benefited from the company’s multi-year investments in Myanmar, and management’s strategic focus on reducing the company’s higher manufacturing costs. As a result, these lower manufacturing costs allowed us to maintain our margin targets and create favorable economics for our customers to attract business, which contributed, we believe, to our customers’ increased sales activity and our increased orders for the quarter,” said Roland Kohl, chairman, president and chief executive officer of Highway Holdings.

Kohl noted that the recent coronavirus outbreak and the country-wide shut down of factories across China to contain the spread of the virus will impact the company’s manufacturing facility in Shenzhen, China, as well as its supply chain. “Operations at our facilities in Shenzhen are currently halted, and we aren’t sure when we will be able to resume full operations. It is difficult to predict the long-term impact, though a short-term impact to our company and customers is to be expected. Fortunately, the company’s increasing reliance on our operations in Myanmar, which already produces more than half of our monthly sales volume, is a strategic benefit and we remain optimistic about the company’s long-term prospects,” Kohl said.

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Gross margin as a percentage of sales for the three months ended December 31, 2019 increased to 33.7 percent from 28.7 percent a year earlier, and gross margin as a percentage of sales for the nine months increased to 29.1 percent from 26.2 percent last year.

Selling, general and administrative expenses decreased for the quarter by $287,000, and also declined by $477,000 for the nine months on a year-over-year basis, despite the company’s continued additional expenses to support its Myanmar operation with technical and managerial personnel from the company’s Hong Kong and Chinese operations.

“The continued relocation of much of our business to Myanmar is resulting in lower-work load requirements for our operations in China. Consequently, we anticipate redundancies in our work force in China, which will lead to substantial severance expense, which has been accrued. While we do not expect these severance expenses to impact our bottom-line results, these payments will somewhat reduce our cash position,” Kohl said.

Net income for the fiscal third quarter reflects a currency exchange gain of $17,000 compared with a currency exchange loss of $56,000 a year ago. The company reported a $112,000 currency exchange gain for the fiscal 2020 nine months compared with a $21,000 currency exchange loss a year earlier -- mainly due to the weakening of the RMB and Kyat. The company does not engage in currency exchange rate hedging, and the fluctuations in the exchange rate of the RMB and Kyat are expected to affect the company’s future results.

Kohl noted the company’s balance sheet remains strong, despite a decrease in cash. The company’s total cash position at December 31, 2019 decreased to approximately $8.5 million, or approximately $2.2 per diluted share, from $8.8 million at March 31, 2019 -- reflecting an increase in inventory levels during the transition of operations from China to Myanmar, while maintaining order fills to customers.

The company’s current ratio was 2.5:1 at December 31, 2019, and the company's total cash exceeded all current and long-term liabilities combined by $2.6 million.

Separately, the company reported that it has entered into a new three-year lease for a portion of the existing Shenzhen, China facilities.  Under the new lease, which becomes effective on March 1, 2020 and continues until February 28, 2023, the company will lease a total of approximately 15,200 square meters of space compared with its current lease of approximately 24,400 square meters of factory space and dormitories located in Shenzhen. The reduced space requirements reflect the company’s relocation of most of its labor-intensive manufacturing and assembly operations to its facility in Yangon, Myanmar. The company also reported that it has renewed the leases of its executive offices in Hong Kong. The Hong Kong office leases, which will expire in March 2020, have been extended for three years on terms substantially similar to the existing lease terms.

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About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and Yangon, Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2019	2018	2019	2018

Net sales	$3,590	$2,950	$9,630	$10,495
Cost of sales	2,379	2,104	6,828	7,741
Gross profit	1,211	846	2,802	2,754

Selling, general and administrative expenses	875	1,162	2,801	3,278
Operating income/(loss)	336	(316)	1	(524)

Non-operating items

Exchange gain /(loss), net	17	(56)	112	(21)
Interest income	12	10	42	17
Gain on disposal of asset	14	-	17	28
Other income	0	2	1	8
Total non-operating income/ (expenses)	43	(44)	172	32

Net income/(loss) before income tax and non-controlling interests	379	(360)	173	(492)
Income taxes	(60)	-	(60)	-
Net income/(loss) before non-controlling interests	319	(360)	113	(492)
Less: net gain/(loss) attributable to non-controlling interests	1	(55)	(10)	(48)
Net income/(loss) attributable to Highway Holdings Limited’s shareholders	$318	($305)	$123	($444)

Net income/(loss) per share - basic and diluted	$0.08	($0.08)	$0.03	($0.12)

Weighted average number of shares outstanding
Basic	3,977	3,801	3,895	3,801
Diluted	3,977	3,801	3,895	3,801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	(Unaudited)
	December 31	March 31
	2019	2019

Current assets:

Cash and cash equivalents	$8,542	$8,827
Accounts receivable, net of doubtful accounts	2,483	2,264
Inventories	2,327	1,539
Prepaid expenses and other current assets	502	722
Operating leases	199	-
Total current assets	14,053	13,352

Property, plant and equipment, (net)	890	886
Operating Lease	1,157	-
Long-term deposits	54	66
Long-term loan receivable	95	75
Long-term prepayment	299	-
Long-term rental prepayment	-	871
Total assets	$16,548	$15,250

Current liabilities:
Accounts payable	$1,211	$1,161
Other liabilities and accrued expenses	3,273	2,989
Lease liability	193	-
Income tax payable	625	602
Dividend payable	329	329
Total current liabilities	5,631	5,081
Long term liabilities :

Lease liability	249	-
Deferred income taxes	32	32
Total liabilities	5,912	5,113

Shareholders’ equity:
Common shares, $0.01 par value	39	38
Additional paid-in capital	11,712	11,370
Retained earnings/( Deficit)	(1,111)	(1,233)
Accumulated other comprehensive (loss)/income	(29)	(35)
Treasury shares, at cost – 5,049 shares as of December 31, 2019; and March 31, 2019 respectively	(14)	(14)
Non-controlling interest	39	11
Total Highway Holdings Limited shareholders’ equity	10,636	10,137
Total liabilities and shareholders’ equity	$16,548	$15,250